EXHIBIT 10.4


           NAMED EXECUTIVE OFFICER SUMMARY OF CHANGES TO COMPENSATION

Establishment of Additional Milestones pursuant to Employment Agreement with Mr. Norman J. Barta

      Norman J. Barta serves as the president and chief executive officer of Nephros, Inc. (the "Company") under a written employment agreement. This agreement, as amended to date, has a term that expires on June 30, 2007. This agreement provides Mr. Barta with an annual base salary as of July 31, 2004 of $285,000. Under this agreement, the Company has agreed to pay Mr. Barta a bonus equal to 10% of his salary at the time each of six milestones is achieved. To date, three milestones have been achieved. The agreement provides that after July 2004, additional realistic milestones will be set for each year, with the total potential payment for these additional milestones, if achieved, each year equaling at least 20% of Mr. Barta's annual base salary as of the date the milestones are set. Pursuant to such agreement, the Company's Compensation Committee has established the following two additional milestones the achievement of each of which will trigger a bonus equal to 10% of Mr. Barta's current base salary: (a) achieving certain levels of Net Revenues for the six months ending June 30, 2005; and (b) maintaining a certain level of contribution margins over the same time period.

Merit Increase for Mr. Marc L. Panoff

      Marc L. Panoff serves as the Company's chief financial officer pursuant to a letter agreement dated as of June 16, 2004. Such agreement has a term that will expire on July 31, 2006, unless terminated earlier. Mr. Panoff's initial annual base salary was $140,000, and he received a merit increase to $160,000, effective as of January 1, 2005 in connection with his year-end performance review.